Earl T. Shannon
President
Salty’s Warehouse, Inc.
1850 Southeast 17th Street, Suite 300
Fort Lauderdale, FL 33316

July 31, 2006

Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Salty’s Warehouse, Inc.
Registration Statement on Form SB-2, filed June 24, 2006
Registration No. 333-130707

Dear Ms. Wolff:

This letter and Amendment No.4 to the above captioned registration statement, filed simultaneously, serve as a response to your letter dated July 27, 2006. Responses are keyed to the comments in your letter and provide requested additional information accordingly.

Legal Opinion

1.             The Company’s counsel has revised their Legal Opinion pursuant to your comment, opining on the corporate laws of the jurisdiction of Florida, the jurisdiction of the Salty’s Warehouse, Inc.

Audited Financial Statements

2.             The footnotes to the audited financials have been re-inserted. The exclusion was inadvertent.

Sincerely,

/s/ Earl T. Shannon
Earl T. Shannon
President
Salty’s Warehouse, Inc.

cc:  Ruba Qashu, Esq.